UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of January 2021
Commission File Number 333-249510

Sands China Ltd.
(Exact name of registration as specified in its charter)

The Venetian Macao Resort Hotel, L2 Executive Offices
Estrada da Baía de N. Senhora da Esperança, s/n
Macao
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

This report contains Sands China Ltd.’s (the “Company”) announcement, dated January 7, 2021, that the Company’s Chairman, Chief Executive Officer and Chairman of the Nomination Committee is taking a leave of absence; an Acting Chairman, Acting Chief Executive Officer and Acting Chairman of the Nomination Committee has been appointed; and that there has been a re-designation of directors and appointment of a director.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Announcement, dated January 7, 2021, entitled “Leave of absence of Chairman, Chief Executive Officer and Chairman of the Nomination Committee, Appointment of Acting Chairman, Acting Chief Executive Officer and Acting Chairman of the Nomination Committee and Appointment and Re-Designation of Directors.”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sands China Ltd.

Date: January 7, 2021	By:	/s/ Dylan James Williams
	Name:	Dylan James Williams General Counsel and Company Secretary